CommonWealth REIT

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA  02458-1634

May 21, 2012

VIA EDGAR

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:          CommonWealth REIT (the “Company”)

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012 (the “Filing”)

File No. 1-9317

Dear Ms. LaMothe:

The purpose of this letter is to respond to your letter to the Company dated May 8, 2012, which was a follow-up to your prior letter to the Company dated April 12, 2012, to which the Company responded in its letter dated April 30, 2012. For your convenience, the original staff comment from your May 8, 2012 letter appears below in italicized text and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 54

Critical Accounting Policies, page 75

1.                                      We note your response to prior comment 8. Please confirm that you will expand your disclosure in future filings to address your policies related to below market leases. Specifically, the enhanced disclosure should include the type of information that you included in your response which would describe that you bifurcate the amount of the lease intangible into two parts. The first part relates to the original lease term for below market leases and the second part relates to the renewal period. Your enhanced disclosure should address the amortization period used for each of the two parts.

Company Response:  To date, the Company has not acquired any properties with material below market fixed rate lease renewal options. Consequently, the Company does not consider accounting for below market fixed rate renewal options to be a critical accounting policy. If the Company acquires leases with material below market fixed rate renewal options in the future, then the Company will provide the disclosures requested by the staff.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above. Please call me directly at  617-796-8231 if you have any questions or require additional information.

Sincerely,

COMMONWEALTH REIT

By:	/s/ John C. Popeo
John C. Popeo
Treasurer & Chief Financial Officer